

Mail Stop 3233

October 28, 2015

Via E-mail
Shant Koumriqian
Chief Financial Officer
American Residential Properties, Inc.
7047 East Greenway Parkway, Suite 350
Scottsdale, AZ 85254

> **Re: American Residential Properties, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 001-35899**

Dear Mr. Koumriqian:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 44

1. Please tell us what consideration you gave to providing a same store analysis of your revenues and expenses as you are still in the acquisition phase. It appears that over 50% of your portfolio would meet the same store criteria and this information could be beneficial to an investor.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements, page 64

2. Please tell us whether there were any portfolio acquisitions during 2014 and 2013 and if so tell us the significance. In future filings please disclose any significant portfolio acquisitions in the footnotes to the financial statements.

Note 4. Debt

Securitization Loan, page 70

3. We note that you entered into a securitization in 2014. Please revise future filings to include a more robust description of the transaction including entities involved, movement of cash flow, number and ratings of each tranche. The disclosure should also include the nature of each entity (e.g. bankruptcy remote or SPE) and the Company's relationship to each entity. Please provide your future disclosures in your response.

4. Please revise your future filings and tell us whether the entities in this transaction are VIEs or voting interest entities, if they are consolidated, and the basis for the accounting treatment.

5. In addition, please provide the following disclosures related to the securitization in future filings;

- A description of covenant requirements and whether the Company is in compliance;
- Disclosure of what happens in the event default occurs;
- Disclosure of how and when properties can be removed, added or replaced from the underlying portfolio of homes;
- Portfolio data for the collateral underlying the loan consistent with that provided for the entire portfolio if not substantially similar.

Please provide your future disclosures in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate
& Commodities